Filed pursuant to Rule 424(b)(4)

Registration file no. 333-192227

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered (1)	Proposed Maximum Offering Price Per Share	Maximum Aggregate Offering Price	Amount of Registration Fee (2)
Common stock, par value $0.01 per share	17,250,000	$20.50	$353,625,000.00	$45,546.90

(1)	Includes 2,250,000 additional shares of our common stock that the underwriters have the option to purchase from the selling stockholders.
(2)	Represents deferred payment of the registration fees (in reliance upon Rules 456(b) and 457(r) of the Securities Act) in connection with the registrant’s Registration Statement on Form S-3 (Registration No. 333-192227) being paid herewith.

Prospectus

15,000,000 shares

CDW Corporation

Common stock

The selling stockholders identified in this prospectus are selling 15,000,000 shares of our common stock. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “CDW.” On November 13, 2013, the last reported sale price of our common stock on the NASDAQ Global Select Market was $20.79 per share.

Investing in our common stock involves risks. You should refer to “Risk factors” beginning on page 14 of this prospectus and the risk factors included in our Annual Report on Form 10-K/A for the year ended December 31, 2012 filed with the Securities and Exchange Commission on November 8, 2013 (which document is incorporated by reference herein), our other periodic reports and other information that we file with the Securities and Exchange Commission incorporated by reference in this prospectus and carefully consider that information before buying our common stock.

	Per share	Total

Public offering price	$20.50	$307,500,000

Underwriting discounts and commissions	$0.82	$12,300,000

Proceeds to the selling stockholders, before expenses	$19.68	$295,200,000

The selling stockholders have granted the underwriters a 30-day option to purchase a maximum of 2,250,000 additional shares of our common stock from the selling stockholders at the public offering price, less underwriting discounts and commissions.

Delivery of the shares of common stock will be made on or about November 19, 2013.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

J.P. Morgan	Barclays	Goldman, Sachs & Co.
Deutsche Bank Securities		Morgan Stanley
Baird
William Blair	Needham & Company	Stifel
Lebenthal Capital Markets		The Williams Capital Group, L.P.

November 13, 2013

About this prospectus

We, the selling stockholders and the underwriters have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any such free writing prospectus. This prospectus and any such free writing prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and any such free writing prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and any such free writing prospectus subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any such free writing prospectus is delivered or securities are sold on a later date.

i

Trademarks and service marks

This prospectus includes our trademarks such as “CDW,” which are protected under applicable intellectual property laws and are the property of CDW Corporation or its subsidiaries. This prospectus also contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.

ii

Prospectus summary

This summary highlights information included or incorporated by reference in this prospectus. You should carefully read the entire prospectus, including the section entitled “Risk factors” and the consolidated financial statements and notes related to those statements incorporated by reference in this prospectus, before deciding to invest in our common stock. Unless otherwise indicated or the context otherwise requires, the terms “we,” “us,” “our,” “the Company,” “CDW” and other similar terms refer to the business of CDW Corporation and its consolidated subsidiaries.

Our business

Our company

CDW is a Fortune 500 company and a leading provider of integrated information technology (“IT”) solutions in the U.S. and Canada. We help our customer base of more than 250,000 small, medium and large business, government, education and healthcare customers by delivering critical solutions to their increasingly complex IT needs. Our broad array of offerings range from discrete hardware and software products to integrated IT solutions such as mobility, security, data center optimization, cloud computing, virtualization and collaboration. We are technology “agnostic,” with a product portfolio that includes more than 100,000 products from more than 1,000 brands. We provide our products and solutions through our sales force and service delivery teams consisting of more than 4,300 coworkers, including over 1,700 field sellers, highly skilled technology specialists and advanced service delivery engineers.

Our sales growth has historically outpaced U.S. IT spending growth. From 2002 to 2012, we grew our net sales at a compound annual growth rate (“CAGR”) of 9.0%, while U.S. IT spending and U.S. real GDP grew at CAGRs of only 4.3% and 1.6%, respectively, according to International Data Corporation (“IDC”) and the Bureau of Economic Analysis, respectively.

We are a leading U.S. sales channel partner for many original equipment manufacturers (“OEMs”) and software publishers (collectively, our “vendor partners”), whose products we sell or include in the solutions we offer. We believe we are an important extension of our vendor partners’ sales and marketing capabilities, providing them with a cost-effective way to reach customers and deliver a consistent brand experience through our established end-market coverage and extensive customer access.

We provide value to our customers by simplifying the complexities of technology across design, selection, procurement, integration and management. Our goal is to have our customers, regardless of their size, view us as an indispensable extension of their IT staffs. We seek to achieve this goal by providing our customers with superior service through our large and experienced sales force and service delivery teams. Our multi-brand offering approach enables us to identify the products or combination of products that best address each customer’s specific organizational IT requirements and to evolve our offerings as new technologies develop.

We believe we offer the following value proposition to our customers and our vendor partners:

Our value proposition to our customers	Our value proposition to our vendor partners

• Broad selection of products and multi-branded IT solutions

• Value-added services with integration capabilities

• Highly skilled specialists and engineers

• Solutions across a very broad IT landscape

• Access to over 250,000 customers throughout the U.S. and Canada

• Large and established customer channels

• Strong distribution and implementation capabilities

• Value-added solutions and marketing programs that generate end-user demand

Our customers include private sector businesses that typically employ fewer than 5,000 employees, government agencies and educational and healthcare institutions. We serve our customers through channel-specific sales teams and service delivery teams with extensive technical skills and knowledge of the specific markets they serve. This market segmentation allows us to customize our offerings and to provide enhanced expertise in designing and implementing IT solutions for our customers. We currently have five dedicated customer channels: medium/large business, small business, government, education and healthcare, each of which generated over $1 billion in net sales in 2012. The scale and diversity of our customer channels provide us with multiple avenues for growth and a balanced customer base to weather economic and technology cycles. For example, from 2008 through 2010, a period that included the recent financial crisis, sales to our government and education customers grew while sales to our medium/large business and small business customers held steady or experienced only slight growth. In contrast, since 2010, our medium/large business and small business channels have experienced significantly stronger growth relative to our government and education channels.

The following table provides information regarding our reportable segments and our customer channels:

	Corporate segment		Public segment
Customer channels	Medium/large business	Small business	Government	Education	Healthcare	Other

Target customers	100 – 5,000 employees	10 – 100 employees	Various federal, state and local agencies	Higher education and K-12	Hospitals, ambulatory service providers and long-term care facilities	Advanced services customers plus Canada
2012 net sales (in billions)	$ 4.4	$ 1.1	$ 1.4	$ 1.2	$ 1.4	$ 0.6
2010-2012 CAGR	7%	5%	1%	0%	20%	21%
2008-2010 CAGR	0%	1%	11%	8%	15%	12%

We offer over 1,000 brands, from well-established companies such as APC, Apple, Cisco, EMC, Hewlett-Packard, IBM, Lenovo, Microsoft, NetApp, Symantec and VMware, to emerging vendor partners such as Drobo, Fusion-io, Meraki, Nimble Storage, Salesforce.com, Sophos and Splunk. In 2012, we generated over $1 billion of revenue for each of three of our vendor partners and over $100 million of revenue for each of 12 other vendor partners. We have received the highest level of certification from major vendor partners, such as Cisco, EMC and Microsoft, which reflects the extensive product and solution knowledge and capabilities that we bring to our customers’ IT challenges. These certifications also provide us with access to favorable pricing, tools and resources, including vendor incentive programs, which we use to provide additional value to our customers. Our vendor partners also regularly recognize us with top awards and select us to develop and grow new customer solutions.

In 2012, our net sales, Adjusted EBITDA, net income and non-GAAP net income were $10.1 billion, $767 million, $119 million and $247 million, respectively. For the nine months ended September 30, 2013, our net sales, Adjusted EBITDA and non-GAAP net income were $8.1 billion, $607.3 million and $220.7 million, respectively. Adjusted EBITDA and non-GAAP net income are non-GAAP financial measures. See “Summary consolidated financial information” for the definitions of Adjusted EBITDA and non-GAAP net income, the reasons for their inclusion and a reconciliation to net (loss) income.

Our market

We operate in the U.S. and Canadian IT market, which is a large and growing market. According to IDC, the overall U.S. IT market generated approximately $630 billion in sales in 2012. We believe our addressable market in the U.S. in the indirect sales channel represents more than $200 billion in annual sales and for the year ended December 31, 2012, our U.S. net sales of $9.7 billion represented approximately 5% of that highly diverse and fragmented market. According to IDC, the overall Canadian IT market generated approximately $50 billion in sales in 2012. We believe our addressable market in Canada in the indirect sales channel represents nearly $10 billion in annual sales and for the year ended December 31, 2012, our net sales of $445 million in Canada represented approximately 5% of that market. We believe we have the largest market share in our addressable market, with our 2012 net sales exceeding the cumulative North American net sales of our five largest publicly traded sales channel competitors, based upon publicly available information for those companies. New technologies, including cloud, virtualization and mobility, coupled with the resulting increase in demand for data as well as aging infrastructure, are increasingly requiring businesses and institutions to seek integrated solutions to their IT needs. We expect this trend to continue for the foreseeable future, with end-user demand for business efficiency and productivity driving future IT spending growth.

The charts below depict the current principal sales channels for vendors in the IT market and our estimate of our market-leading share of our addressable market in the U.S.:

Our history

CDW was founded in 1984. We were a public company from 1993 until October 2007, when we were acquired by newly formed entities controlled by Madison Dearborn Partners (“Madison Dearborn”) and Providence Equity Partners (“Providence Equity,” and together with Madison Dearborn, the “Sponsors”) in a transaction valued at approximately $7.4 billion (the “Acquisition”). On July 2, 2013, we completed an initial public offering of 23,250,000 shares of our common stock. On July 31, 2013, we completed the sale of an additional 3,487,500 shares of our common stock pursuant to the underwriters’ exercise in full of the overallotment option granted to them in connection with our initial public offering. Shares of our common stock were sold at a price of $17.00 per share in our initial public offering and upon the exercise of the overallotment option, which generated aggregate net proceeds of $424.7 million to us after deducting underwriting discounts, expenses and transaction costs.

Since our inception, our company has exhibited a strong culture of customer service while operating with a lean, highly efficient cost structure. Over the past ten years, we have grown our sales twice as fast as the overall U.S. IT market and maintained strong operating profitability across economic cycles. Most of our growth has been organic, driven largely by our strong execution as well as through our effective market segmentation. Over the years, we have been able to identify attractive growth opportunities, dedicate resources to them and execute on our strategy to capture above-market growth. For example, in 2005, we launched a sales team for our healthcare customer channel, which has since grown to represent over $1.4 billion in net sales in 2012. Our last acquisition was in 2006, when we acquired Berbee Information Networks Corporation, a regional provider of technology products, solutions and customized engineering services in advanced technologies. We leveraged this acquisition to significantly enhance our ability to deliver advanced solutions throughout the U.S. and Canada, adding approximately 675 specialists, field sellers and engineers since the time of the acquisition to further enhance these capabilities.

Since the Acquisition, we have continued to expand our customer footprint, breadth of products and solutions and developed stronger and deeper relationships with a greater number of our vendor partners. We increased our net sales from approximately $8 billion in 2008 to more than $10 billion in 2012, and increased our Adjusted EBITDA by 34% during that period.

We have increased our focus as an IT solutions provider and further diversified our business. We have become more efficient and have continued to improve our coworker productivity, improving our net sales per coworker from $1.22 million in 2008 to $1.50 million in 2012. We have also substantially reduced our leverage through debt reduction and improvement in our Adjusted EBITDA.

Our competitive strengths

We believe the following strengths have contributed to our success and enabled us to become an important strategic partner for both our customers and our vendor partners:

Significant scale and scope

•

Breadth of solutions:    We are able to provide our customers with a selection of over 100,000 products from over 1,000 brands and a multitude of advanced technology solutions. We are technology “agnostic,” which we believe better enables us to meet our customers’ evolving IT needs. We have leveraged our scale to provide a high level of customer service and a breadth of technology options, making it easy for customers to do business with us.

•

Extensive reach:    We have a large sales organization, providing our vendor partners access to over 250,000 customers. Our extensive reach allows us to provide customers with local, on-site support, while at the same time providing them with the strength and consistency of a large and established organization. We believe this flexibility is particularly important to our customers with multiple geographically-dispersed locations. By engaging with a single IT solutions provider, customers can improve overall efficiency and effectiveness through the use of one set of standards across multiple locations and control costs through centralized purchasing.

•

Operational cost efficiencies:    Our scale provides us with operational cost efficiencies across our organization, including purchasing, operations, IT, sales, marketing and other support functions. Our scale also enables us to negotiate volume discounts and other incentives from our vendor partners. We leverage these advantages to provide cost-efficient service to our customers.

•

Distribution advantages:    Our scale allows us to maintain two modern distribution centers with sufficient capacity to support future growth. Our distribution capabilities enable us to provide effective and efficient inventory management and configuration services and operate a flexible procurement and fulfillment model, which we believe further distinguishes us from our competitors.

Performance-driven coworker culture

Our steadfast focus on serving our customers and investing in our coworkers has fostered a strong, entrepreneurial “make it happen” culture. Since our founding, we have adhered to a core philosophy known as the Circle of Service, which places the customer at the center of all of our actions. Our compensation structure is a key component of our performance-driven culture, with a significant portion of compensation based on performance. Our senior management’s incentive compensation is based on both market share gains and our overall financial performance, and our account managers’ incentive compensation is based on the gross profit they generate. In addition, we have consistently and cost-effectively invested in our coworkers by providing extensive coworker training, supplying our coworkers with resources that contribute to their success, and offering them career development and advancement opportunities. This consistent focus on customers and coworkers has created a customer-centric, highly engaged coworker base. We believe this philosophy ultimately benefits our customers and fosters long-term customer loyalty.

Large and knowledgeable direct selling organization

We have a large and highly experienced sales force providing multi-brand solutions throughout the U.S. and Canada. Our sales force and service delivery team consists of more than 4,300 coworkers, including more than 2,800 account managers and field sellers. We believe our success is due in part to the strength of our account managers’ dedicated relationships with customers that are developed by frequently calling on existing and new customers, providing advice on products, responding to customer inquiries and developing solutions to our customers’ complex technology needs. The deep industry knowledge of our dedicated sales, marketing and support resources within each of our customer channels allows us to understand and solve the unique challenges and evolving IT needs of our customers.

Highly skilled technology specialists and engineers focused on delivering solutions

We have nearly 1,400 highly skilled technology specialists and engineers supporting solutions such as mobility, security, data center optimization, cloud computing, virtualization and collaboration. These individuals bring deep product and solution knowledge and experience to the technology challenges of our customers. We believe our technology specialists and engineers, who work with customers and our sales force to design, select, integrate and manage solutions, are a critical resource and differentiator for us as we seek to continue to expand our offerings of value-added services and solutions. We believe that the knowledge and experience that our technology specialists and engineers bring to our customers’ needs allow us to pursue the expected higher growth opportunities from solutions offerings.

Large and established customer channels

We have five customer channels each accounting for more than $1 billion of our net sales in 2012 that provide us with the scale to offer channel- and industry-specific solutions to our customers. Our specialized sales resources and targeted solutions enable us to better meet our customers’ evolving IT needs. In addition, the diversity of our customer channels provides us multiple avenues for growth and a balanced customer base, which enable us to better weather economic and technology cycles.

Strong, established vendor partner relationships

We believe that our strong vendor partner relationships differentiate us from other technology solutions providers. We are the largest U.S. sales channel partner for many of our vendor partners. We believe this makes us an important extension of their own sales and marketing capabilities, providing them with a cost-effective route to market for their products. We are also able to provide valuable customer feedback to our vendor partners, which allows us to collaborate with our vendor partners to develop solutions to meet our customers’ changing and evolving needs.

Our growth strategies

We believe we are well-positioned for growth and have a multifaceted strategy that builds upon our scale, broad solutions offerings and our important role in delivering value for both our customers and vendor partners. We believe we can further enhance our position as a leading provider of integrated IT solutions and increase our revenues and operating profits by capitalizing on our competitive strengths and executing the following strategies:

Further penetrate core customer markets

We compete in a highly fragmented market and believe this fragmentation presents significant opportunities for us to increase our market share. We intend to maintain our focus on continuing to outpace our competitors in revenue growth in the markets we serve through increased “share of wallet” from existing customers and sales to new customers. We intend to accomplish this objective by:

•	leveraging our existing deep customer relationships to grow customer verticals;

•	continuing to focus on improvements in sales productivity and sales coverage in underpenetrated markets;

•	dedicating additional resources in high growth customer channels; and

•	leveraging our existing relationships with both established and emerging vendor partners.

Continue to expand solution offerings

Our customers increasingly need complex integrated solutions, including solutions involving mobility, security, data center optimization, cloud computing, virtualization and collaboration, all of which are expected to grow at rates faster than the overall U.S. IT market. We offer a broad set of solutions to capture these growth opportunities. We intend to continue to invest resources to expand and deepen the capabilities of our technology specialists and engineers in these solutions, as well as in other technologies as they emerge. We will also continue to evaluate our suite of solutions and expand the range of our solutions as new customer needs emerge. We will continue to seek to identify and develop close, mutually beneficial relationships with both well-established and emerging vendor partners who are likely to be leaders across new technologies.

Expand our services capabilities

As our customers’ needs for integrated solutions grow, we expect increased demand for our value-added services. We plan to continue to invest in resources and training for our technology specialists and services delivery coworkers to provide our customers with the expert advice and experience they need to make the most of their technology expenditures. We believe our services offerings have and will continue to create deeper relationships with our customers and create further opportunities to cross-sell our products.

Corporate information

CDW Corporation is a Delaware corporation. Our principal executive offices are located at 200 N. Milwaukee Avenue, Vernon Hills, Illinois 60061, and our telephone number at that address is (847) 465-6000. Our website is located at http://www.cdw.com. The information on our website is not part of this prospectus.

The offering

Common stock offered by the selling stockholders	15,000,000 shares.

Common stock to be outstanding after this offering	171,957,419 shares. The number of shares of common stock outstanding will not change as a result of this offering.

Common stock to be owned by the selling stockholders after this offering	119,388,266 shares.

Underwriters’ option to purchase additional shares	The selling stockholders have granted the underwriters a 30-day option to purchase a maximum of 2,250,000 additional shares of our common stock from the selling stockholders at the public offering price, less underwriting discounts and commissions.

Use of proceeds	We will not receive any of the proceeds from the sale of any shares of our common stock by the selling stockholders. See “Use of proceeds” and “Underwriting.”

NASDAQ Global Select Market symbol	CDW.

Dividends	We expect to pay a quarterly cash dividend on our common stock of $0.0425 per share, or $0.17 per annum. The initial quarterly cash dividend of $0.0425 per share will be paid on December 2, 2013 to all common stockholders of record as of the close of business on November 15, 2013. Accordingly, investors in this offering will not be entitled to receive the initial quarterly dividend. The payment of dividends in quarters beyond the fourth quarter of 2013 will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, business prospects, capital requirements, contractual restrictions, any potential indebtedness we may incur, restrictions imposed by applicable law, tax considerations and other factors that our board of directors deems relevant. In addition, our ability to pay dividends on our common stock will be limited by restrictions on our ability to pay dividends or make distributions to our stockholders and on the ability of our subsidiaries to pay dividends or make distributions to us, in each case, under the terms of our current and any future agreements governing our indebtedness.

Risk factors	See “Risk factors” included in this prospectus, as well as the risk factors incorporated by reference in this prospectus, for a discussion of factors that you should carefully consider before deciding to invest in our common stock.

The number of shares of our common stock to be outstanding after this offering is based on 171,957,419 shares of our common stock outstanding as of October 31, 2013 and excludes 1,288,398 shares of our common stock underlying stock options issued under our equity incentive plan, 1,379,387 shares of common stock issuable upon the vesting of outstanding restricted stock unit awards and 10,732,215 shares of our common stock reserved for issuance under our equity incentive plan and employee stock purchase plan.

Unless otherwise indicated, all information in this prospectus reflects and assumes no exercise by the underwriters of their option to purchase up to 2,250,000 additional shares of our common stock from the selling stockholders.

Summary consolidated financial information

The following table sets forth our summary financial data for the periods ended and as of the dates indicated below. We have derived the summary financial data as of September 30, 2013 and September 30, 2012 and for the nine months ended September 30, 2013 and September 30, 2012 from the unaudited consolidated financial statements incorporated by reference in this prospectus. We have derived the summary financial data presented below as of December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012, December 31, 2011 and December 31, 2010 from our audited consolidated financial statements and related notes, which are incorporated by reference in this prospectus. The summary financial data presented below as of December 31, 2010 have been derived from our audited consolidated balance sheet as of that date, which is not incorporated by reference in this prospectus. Our summary financial data may not be a reliable indicator of future results of operations.

The summary financial data set forth below is only a summary and should be read in conjunction with “Risk factors” and our consolidated financial statements and related notes incorporated by reference in this prospectus.

	Nine months ended		Years ended December 31,
	September 30, 2013	September 30, 2012	2012	2011	2010

(dollars in millions)	(unaudited)	(unaudited)

Statement of Operations Data:
Net sales	$8,055.3	$7,527.2	$10,128.2	$9,602.4	$8,801.2
Cost of sales	6,743.3	6,283.0	8,458.6	8,018.9	7,410.4

Gross profit	1,312.0	1,244.2	1,669.6	1,583.5	1,390.8
Selling and administrative expenses	850.3	768.1	1,029.5	990.1	932.1
Advertising expense	95.1	96.4	129.5	122.7	106.0

Income from operations	366.6	379.7	510.6	470.7	352.7
Interest expense, net	(198.6)	(232.5)	(307.4)	(324.2)	(391.9)
Net (loss) gain on extinguishments of long-term debt	(55.5)	(9.4)	(17.2)	(118.9)	2.0
Other income, net	0.4	0.2	0.1	0.7	0.2

Income (loss) before income taxes	112.9	138.0	186.1	28.3	(37.0)
Income tax (expense) benefit	(40.1)	(52.3)	(67.1)	(11.2)	7.8

Net income (loss)	$72.8	$85.7	$119.0	$17.1	$(29.2)

Balance Sheet Data (at period end):
Cash and cash equivalents	$350.2	$193.0	$37.9	$99.9	$36.6
Total debt and capitalized lease obligations(1)	3,410.1	3,871.2	3,771.0	4,066.0	4,290.0
Working capital	789.2	743.8	666.5	538.1	675.4

Cash Flows Data:
Net cash provided by operating activities	$370.8	$367.1	$317.4	$214.7	$423.7
Net change in accounts payable-inventory financing(2)	(24.0)	(44.6)	(29.5)	250.5	3.2
Capital expenditures	(30.5)	(25.4)	(41.4)	(45.7)	(41.5)

Subtotal	$316.3	$297.1	$246.5	$419.5	$385.4
Income taxes (paid) refunded, net (included in net cash provided by operating activities)	(64.3)	(81.9)	(123.2)	20.9	(48.0)
Net cash used in investing activities	(30.5)	(25.4)	(41.7)	(56.0)	(125.4)
Net cash used in financing activities	(27.4)	(249.3)	(338.0)	(95.4)	(350.1)

Other Key Metrics (unaudited):
Gross profit as a percentage of net sales	16.3%	16.5%	16.5%	16.5%	15.8%
Adjusted EBITDA(3)	$607.3	$571.6	$766.6	$717.3	$601.8
Non-GAAP net income(4)	$220.7	$182.0	$247.1	$198.8	$85.7
Cash conversion cycle(5)	21	22	24	28	32
Coworker count (at period end)	6,914	6,922	6,804	6,745	6,268
Revenue per coworker(6)	$1.17	$1.10	$1.50	$1.48	$1.42

(1)	Excludes obligations outstanding of $225.2 million, $234.1 million, $249.2 million, $278.7 million and $28.2 million, as of September 30, 2013, September 30, 2012, December 31, 2012, December 31, 2011 and December 31, 2010, respectively, under our inventory financing agreements. We do not include these obligations in total debt because we have not in the past incurred, and in the future do not expect to incur, any interest expense under these agreements. These amounts are classified separately as accounts payable–inventory financing on our consolidated balance sheets.

(2)	We have entered into agreements with certain financial intermediaries to facilitate the purchase of inventory from various suppliers. These amounts are classified separately as accounts payable-inventory financing on our consolidated balance sheets and, in accordance with accounting principles generally accepted in the United States of America (“GAAP”), included in financing activities in our consolidated statements of cash flows. We have not incurred, and in the future do not expect to incur, any interest expense under the agreements.

(3)	EBITDA is defined as consolidated net income (loss) before interest income (expense), income tax benefit (expense), depreciation, and amortization. Adjusted EBITDA, which is a measure defined in our credit agreements, is calculated by adjusting EBITDA for certain items of income and expense including (but not limited to) the following: (a) non-cash equity-based compensation; (b) goodwill impairment charges; (c) sponsor fees; (d) certain consulting fees; (e) debt-related legal and accounting costs; (f) equity investment income and losses; (g) certain severance and retention costs; (h) gains and losses from the early extinguishment of debt; (i) gains and losses from asset dispositions outside the ordinary course of business; and (j) non-recurring, extraordinary or unusual gains or losses or expenses.

We have included a reconciliation of EBITDA and Adjusted EBITDA in the table below. Both EBITDA and Adjusted EBITDA are considered non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position or cash flows that either excludes or includes amounts that are not normally included or excluded in the most directly comparable measure calculated and presented in accordance with GAAP. Non-GAAP measures used by the Company may differ from similar measures used by other companies, even when similar terms are used to identify such measures. We believe that EBITDA and Adjusted EBITDA provide helpful information with respect to our operating performance and cash flows including our ability to meet our future debt service, capital expenditures and working capital requirements. Adjusted EBITDA also provides helpful information as it is the primary measure used in certain financial covenants contained in our credit agreements.

The following unaudited table sets forth reconciliations of net income (loss) to EBITDA and EBITDA to Adjusted EBITDA for the periods presented:

	Nine months ended		Years ended December 31,
	September 30, 2013	September 30, 2012	2012	2011	2010

(in millions)
Net income (loss)	$72.8	$85.7	$119.0	$17.1	$(29.2)
Depreciation and amortization	156.3	159.1	210.2	204.9	209.4
Income tax expense (benefit)	40.1	52.3	67.1	11.2	(7.8)
Interest expense, net	198.6	232.5	307.4	324.2	391.9

EBITDA	467.8	529.6	703.7	557.4	564.3

Non-cash equity-based compensation	6.4	18.0	22.1	19.5	11.5
Sponsor fees(i)	2.5	3.8	5.0	5.0	5.0
Consulting and debt-related professional fees	0.1	0.6	0.6	5.1	15.1
Net loss (gain) on extinguishments of long-term debt	55.5	9.4	17.2	118.9	(2.0)
Litigation, net	(8.2)	—	4.3	—	—
IPO related expenses(ii)	74.3	—	—	—	—
Other adjustments(iii)	8.9	10.2	13.7	11.4	7.9

Adjusted EBITDA	$607.3	$571.6	$766.6	$717.3	$601.8

(i)	Reflects historical fees paid to affiliates of the Sponsors under the Management Services Agreement. In connection with the initial public offering of shares of common stock of Parent, we terminated the Management Services Agreement. See “Selling stockholders—Certain transactions and relationships with the selling stockholders—Management Services Agreement.”

(ii)	IPO related expenses consist of the following:

	Nine months ended		Years ended December 31,
	September 30, 2013	September 30, 2012	2012	2011	2010

(in millions)
Acceleration charge for certain equity awards and related employer payroll taxes	$40.7	$—	$—	$—	$—
RDU Plan cash retention pool accrual	7.5	—	—	—	—
Management services agreement termination fee	24.4	—	—	—	—
Other expenses	1.7	—	—	—	—

IPO related expenses	$74.3	$—	$—	$—	$—

(iii)	Includes certain retention costs and equity investment income.

The following unaudited table sets forth a reconciliation of EBITDA to net cash provided by operating activities for the periods presented:

	Nine months ended		Years ended December 31,
	September 30, 2013	September 30, 2012	2012	2011	2010

(in millions)
EBITDA	$467.8	$529.6	$703.7	$557.4	$564.3
Depreciation and amortization	(156.3)	(159.1)	(210.2)	(204.9)	(209.4)
Income tax (expense) benefit	(40.1)	(52.3)	(67.1)	(11.2)	7.8
Interest expense, net	(198.6)	(232.5)	(307.4)	(324.2)	(391.9)

Net income (loss)	72.8	85.7	119.0	17.1	(29.2)

Depreciation and amortization	156.3	159.1	210.2	204.9	209.4
Equity-based compensation expense	44.3	18.0	22.1	19.5	11.5
Amortization of deferred financing costs and debt premium	7.1	10.8	13.6	15.7	18.0
Allowance for doubtful accounts	—	—	—	0.4	(1.3)
Deferred income taxes	(21.3)	(48.1)	(56.3)	(10.2)	(4.3)
Realized loss on interest rate swap agreements	—	—	—	2.8	51.5
Mark to market loss on interest rate derivatives	0.1	0.6	0.9	4.2	4.7
Net loss (gain) on extinguishment of long-term debt	55.5	9.4	17.2	118.9	(2.0)
Net loss on sale and disposals of assets	—	0.3	0.1	0.3	0.7
Changes in assets and liabilities	56.0	131.3	(9.4)	(158.3)	165.3
Other non-cash items	—	—	—	(0.6)	(0.6)

Net cash provided by operating activities	$370.8	$367.1	$317.4	$214.7	$423.7

(4)	Non-GAAP net income is considered a non-GAAP financial measure. Generally, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position or cash flows that either excludes or includes amounts that are not normally included or excluded in the most directly comparable measure calculated and presented in accordance with GAAP. Non-GAAP measures used by the Company may differ from similar measures used by other companies, even when similar terms are used to identify such measures. We believe that non-GAAP net income provides meaningful information regarding our operating performance and our prospects for the future. This supplemental measure excludes, among other things, charges related to the amortization of Acquisition-related intangibles, non-cash equity-based compensation and gains and losses from the early extinguishment of debt.

The following unaudited table sets forth a reconciliation of net income (loss) to non-GAAP net income for the periods presented:

	Nine months ended		Years ended December 31,
	September 30, 2013	September 30, 2012	2012	2011	2010

(in millions)
Net income (loss)	$72.8	$85.7	$119.0	$17.1	$(29.2)
Amortization of intangibles(i)	120.5	123.3	163.7	165.7	166.8
Non-cash equity-based compensation	6.4	18.0	22.1	19.5	11.5
Net loss (gain) on extinguishments of long-term debt	55.5	9.4	17.2	118.9	(2.0)
Interest expense adjustment related to extinguishments of long-term debt(ii)	(5.4)	(1.7)	(3.3)	(19.4)	(0.7)
Litigation settlement gain	(10.4)	—	—	—	—
IPO related expenses(iii)	74.3	—	—	—	—
Debt-related refinancing costs(iv)	—	—	—	3.8	5.6
Aggregate adjustment for income taxes(v)	(93.0)	(52.7)	(71.6)	(106.8)	(66.3)

Non-GAAP net income	$220.7	$182.0	$247.1	$198.8	$85.7

(i)	Includes amortization expense for Acquisition-related intangible assets, primarily customer relationships and trade names.

(ii)	Reflects adjustments to interest expense resulting from debt extinguishments. Represents the difference between interest expense previously recognized under the effective interest method and actual interest paid.

(iii)	As defined in note (3)(ii) above.

(iv)	Represents fees and costs expensed related to the December 2010 and March 2011 amendments to our prior senior secured term loan facility.

(v)	Based on a normalized effective tax rate of 39.0%.

(5)	Cash conversion cycle is defined as days of sales outstanding in accounts receivable plus days of supply in inventory minus days of purchases outstanding in accounts payable, based on a rolling three-month average.

(6)	Revenue per coworker is defined as net sales for the period divided by the average number of coworkers employed during such period (calculated as the sum of the number of coworkers employed at the beginning and end of the period divided by two).

Risk factors

An investment in our common stock is subject to a number of risks. You should carefully consider the following risks and evaluate all of the information included and incorporated by reference in this prospectus, including the risk factors incorporated by reference from our Annual Report on Form 10-K/A for the year ended December 31, 2012, filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 8, 2013, as updated by our quarterly reports on Form 10-Q and other filings we make with the SEC, before you decide to purchase any of our common stock. Our business, financial condition, liquidity or results of operations could be materially adversely affected by any of these risks.

Risks relating to this offering and ownership of our common stock

Our common stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price.

The market price for our common stock may be volatile. The market price of our common stock may fluctuate significantly in response to a number of factors, many of which we cannot control, including the risk factors described in this prospectus, including the documents incorporated by reference in this prospectus, and the following:

•

changes in financial estimates by any securities analysts who follow our common stock, our failure to meet these estimates or failure of securities analysts to initiate or maintain coverage of our common stock;

•	downgrades by any securities analysts who follow our common stock;

•	future sales of our common stock by our officers, directors and significant stockholders, including the Sponsors;

•	market conditions or trends in our industry or the economy as a whole;

•	investors’ perceptions of our prospects;

•	announcements by us or our competitors of significant contracts, acquisitions, joint ventures or capital commitments; and

•	changes in key personnel.

In addition, stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies, including companies in our industry. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs, and our resources and the attention of management could be diverted from our business.

Even after the completion of this offering, the Sponsors will have the ability to control significant corporate activities and their interests may not align with yours.

After the completion of this offering, the Sponsors will beneficially own approximately 64.9% of our common stock, assuming the underwriters do not exercise their option to purchase additional shares. If the underwriters exercise in full their option to purchase additional shares, the Sponsors will beneficially own approximately 63.7% of our common stock. As a result of their ownership, the Sponsors, so long as they hold a majority of our outstanding common stock, will continue to have the ability to control the outcome of matters submitted to a vote of stockholders and, through our board of directors, the ability to control decisionmaking with respect to our business direction and policies. Matters over which the Sponsors will, directly or indirectly, exercise control following this offering include:

•	the election of our board of directors and the appointment and removal of our officers;

•	mergers and other business combination transactions, including proposed transactions that would result in our stockholders receiving a premium price for their shares;

•	other acquisitions or dispositions of businesses or assets;

•	incurrence of indebtedness and the issuance of equity securities;

•	repurchase of stock and payment of dividends; and

•	the issuance of shares to management under our equity incentive plans.

Even if the Sponsors’ ownership of our shares falls below a majority, they may continue to be able to strongly influence or effectively control our decisions. Under our amended and restated certificate of incorporation, the Sponsors and their affiliates do not have any obligation to present to us, and the Sponsors may separately pursue, corporate opportunities of which they become aware, even if those opportunities are ones that we would have pursued if granted the opportunity. See “Description of capital stock—Corporate opportunity.”

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. Immediately prior to and upon completion of this offering, we will have 171,957,419 shares of common stock outstanding based on the number of shares of our common stock outstanding as of October 31, 2013. The 26,737,500 shares of common stock sold in our initial public offering are, and the 15,000,000 shares of common stock being sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be, freely tradable without restriction under the Securities Act of 1933, as amended (the “Securities Act”), except that any shares of our common stock that may be acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, may be sold only in compliance with the limitations described in “Shares eligible for future sale.”

The remaining shares of our common stock, to the extent not previously sold pursuant to an exemption from registration, will continue to be “restricted securities” within the meaning of Rule 144 under the Securities Act and subject to certain restrictions on resale following the completion of this offering. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144 or Rule 701 under the Securities Act, as described in “Shares eligible for future sale.”

We, our directors, our executive officers and the selling stockholders (other than with respect to the shares offered hereby) have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of the shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date that is 90 days after the date of this prospectus. J.P. Morgan Securities LLC may, in its sole discretion, release any of these shares from these restrictions at any time without notice. See “Underwriting.”

Immediately following the completion of this offering, subject to any lock-up restrictions described above with respect to certain holders, holders of approximately 121,000,000 shares of our common stock will continue to have the right to require us to register the sales of their shares under the Securities Act, under the terms of an agreement between us and the holders of these securities. See “Shares eligible for future sale—Registration rights” for a more detailed description of these rights.

In the future, we may also issue our securities in connection with investments or acquisitions. The number of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock.

Anti-takeover provisions in our charter documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of the Company more difficult without the approval of our board of directors. These provisions:

•

authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

•	establish a classified board of directors so that not all members of our board of directors are elected at one time;

•

generally prohibit stockholder action by written consent, requiring all stockholder actions be taken at a meeting of our stockholders, except that any action required or permitted to be taken by our stockholders may be effected by written consent until such time as the Sponsors cease to beneficially own 50% or more of our common stock;

•

provide that special meetings of stockholders can only be called by or at the direction of (i) our board of directors pursuant to a written resolution adopted by the affirmative vote of the majority of the total number of directors that the Company would have if there were no vacancies or (ii) until such time as the Sponsors cease to beneficially own 50% or more of our common stock, (a) the chairman or vice chairman of our board of directors, (b) our chief executive officer, (c) a majority of our board of directors through a special resolution or (d) the holders of at least 10% of our common stock;

•	establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and

•	provide that our board of directors is expressly authorized to make, alter or repeal our amended and restated bylaws.

Our amended and restated certificate of incorporation also contains a provision that provides us with protections similar to Section 203 of the Delaware General Corporation Law, and will prevent us from engaging in a business combination with a person who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, unless board or stockholder approval is obtained prior to the acquisition. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of the Company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire. For a further discussion of these and other such anti-takeover provisions, see “Description of capital stock—Anti-takeover effects of our amended and restated certificate of incorporation and amended and restated bylaws.”

Conflicts of interest may arise because some of our directors are principals of our largest stockholders.

Paul Finnegan and Robin Selati, who are principals of Madison Dearborn, and Glenn Creamer and Michael Dominguez, who are managing directors of Providence Equity, serve on our board of directors. The Sponsors will collectively continue to hold a majority of our outstanding common stock after giving effect to this offering. The Sponsors and the entities respectively controlled by them may hold equity interests in entities that directly or indirectly compete with us, and companies in which they currently invest may begin competing with us. As a result of these relationships, when conflicts between the interests of Madison Dearborn or Providence Equity, on the one hand, and of other stockholders, on the other hand, arise, these directors may not be disinterested. Although our directors and officers have a duty of loyalty to us under Delaware law and our amended and restated certificate of incorporation, transactions that we enter into in which a director or officer has a conflict of interest are generally permissible so long as (1) the material facts relating to the director’s or officer’s relationship or interest as to the transaction are disclosed to our board of directors and a majority of our disinterested directors approves the transaction, (2) the material facts relating to the director’s or officer’s relationship or interest as to the transaction are disclosed to our stockholders and a majority of our disinterested stockholders approve the transaction or (3) the transaction is otherwise fair to us. Our amended and restated certificate of incorporation also provides that any principal, officer, member, manager and/or employee of a Sponsor or any entity that controls, is controlled by or under common control with a Sponsor (other than us or any company that is controlled by us) or a Sponsor-managed investment fund will not be required to offer any transaction opportunity of which they become aware to us and could take any such opportunity for themselves or offer it to other companies in which they have an investment, unless such opportunity is offered to them solely in their capacities as our directors.

We cannot assure you that we will continue to pay dividends on our common stock, and our indebtedness and certain tax considerations could limit our ability to pay dividends on our common stock. If we do not continue to pay dividends, you may not receive any return on investment unless you are able to sell your common stock for a price greater than your purchase price.

We expect to pay a quarterly cash dividend on our common stock of $0.0425 per share, or $0.17 per annum. The initial quarterly cash dividend of $0.0425 per share will be paid on December 2, 2013 to all common stockholders of record as of the close of business on November 15, 2013. Accordingly, investors in this offering will not be entitled to receive the initial quarterly dividend. Any determination to pay dividends beyond the fourth quarter of 2013 will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, business prospects, capital requirements, contractual restrictions, including those under our credit agreements and indentures, any potential indebtedness we may incur, restrictions imposed by applicable law, tax considerations and other factors our board of directors deems relevant. There can be no assurance that we will continue to pay dividends. Accordingly, if you purchase shares in this offering and we do not pay dividends in the future, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur.

We are a holding company and rely on dividends, distributions and other payments, advances and transfers of funds from our subsidiaries to meet our obligations.

We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash dividends and distributions and other transfers from our subsidiaries to meet our obligations. The agreements governing the indebtedness of our subsidiaries impose restrictions on our subsidiaries’ ability to pay dividends or other distributions to us. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could also limit or impair their ability to pay dividends or other distributions to us.

Forward-looking statements

This prospectus and the documents incorporated by reference herein may contain forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical fact included in this prospectus and the documents incorporated by reference herein are forward-looking statements. These statements relate to analyses and other information, which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. We claim the protection of The Private Securities Litigation Reform Act of 1995 for all forward-looking statements in this prospectus.

These forward-looking statements are identified by the use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will” and similar terms and phrases, including references to assumptions. However, these words are not the exclusive means of identifying such statements. Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that we will achieve those plans, intentions or expectations. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected.

Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K/A for the year ended December 31, 2012, filed with the SEC on November 8, 2013, and in our other periodic reports. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements contained in our Annual Report on Form 10-K/A for the year ended December 31, 2012, filed with the SEC on November 8, 2013, and in our other periodic reports under the heading “Risk Factors,” as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus and the documents incorporated by reference herein in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. Forward-looking statements are made only as of the date they were made. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

Market, ranking and other industry data

This prospectus and the documents incorporated by reference herein include industry data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from independent industry publications and surveys and other information available to us. Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Statements as to our market position are based on market data currently available to us. While we are not aware of any misstatements regarding the industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed in this prospectus and our periodic reports under the heading “Risk factors.” Similarly, we believe our internal research is reliable, even though such research has not been verified by any independent sources.

Use of proceeds

We will not receive any proceeds from the sale of our common stock by the selling stockholders in this offering.

Price range of our common stock

Our common stock has been listed on the NASDAQ Global Select Market since June 27, 2013 under the symbol “CDW.” Prior to that date, there was no public market for our common stock. Shares sold in our initial public offering were priced at $17.00 per share on June 26, 2013.

On November 13, 2013, the closing price per share of our common stock as reported on the NASDAQ Global Select Market was $20.79. The following table sets forth the ranges of high and low sales prices per share of our common stock as reported on the NASDAQ Global Select Market for the periods indicated.

Year ending December 31, 2013	High	Low

Second quarter (beginning June 27, 2013)	$19.17	$17.38
Third quarter	$24.51	$18.26
Fourth quarter (through November 13, 2013)	$23.56	$20.55

As of October 31, 2013, there were 150 holders of record of our common stock. The number of beneficial stockholders is substantially greater than the number of holders of record because a portion of our common stock is held through brokerage firms.

Dividend policy

We expect to pay a quarterly cash dividend on our common stock of $0.0425 per share, or $0.17 per annum. The initial quarterly cash dividend of $0.0425 per share will be paid on December 2, 2013 to all common stockholders of record as of the close of business on November 15, 2013. Accordingly, investors in this offering will not be entitled to receive the initial quarterly dividend. The payment of dividends in quarters beyond the fourth quarter of 2013 remains at the discretion of our board of directors and will depend upon our results of operations, financial condition, business prospects, capital requirements, contractual restrictions, any potential indebtedness we may incur, restrictions imposed by applicable law, tax considerations and other factors that our board of directors deems relevant. In addition, our ability to pay dividends on our common stock will be limited by restrictions on our ability to pay dividends or make distributions to our stockholders and on the ability of our subsidiaries to pay dividends or make distributions to us, in each case, under the terms of our current and any future agreements governing our indebtedness.

Selling stockholders

The following table sets forth information with respect to the beneficial ownership of our common stock by each selling stockholder, immediately before and after this offering.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Percentage of beneficial ownership is based on 171,957,419 shares of our common stock outstanding as of October 31, 2013. To our knowledge, except as indicated below, we believe that each selling stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by such selling stockholder.

	Number of shares beneficially owned				Percentage of shares beneficially owned
Selling stockholders:	Prior to offering	To be sold in offering	After offering (no exercise of underwriters’ option)	After offering (full exercise of underwriters’ option)	Prior to offering	After offering (no exercise of underwriters’ option)	After offering (full exercise of underwriters’ option)

Sponsors
Madison Dearborn(1)	66,739,156	7,482,504	59,256,652	58,093,318	38.8%	34.5%	33.8%
Providence Equity(2)	59,007,410	6,615,655	52,391,755	51,363,192	34.3%	30.5%	29.9%

Former Executive Officer
John A. Edwardson(3)	4,558,109	528,134	4,029,975	4,029,975	2.7%	2.3%	2.3%

Current Executive Officers
Dennis G. Berger(4)	334,925	45,932	288,993	281,852	*	*	*
Douglas E. Eckrote(5)	653,689	84,895	568,794	555,594	*	*	*
Christine A. Leahy(6)	365,347	49,538	315,809	308,106	*	*	*
Christine V. Rother(7)	305,472	41,988	263,484	256,956	*	*	*
Jonathan J. Stevens(8)	386,493	51,826	334,667	326,610	*	*	*
Matthew A. Troka(9)	249,398	34,019	215,379	210,090	*	*	*
Ann E. Ziegler(10)	479,243	65,509	413,734	403,549	*	*	*

*	Denotes less than one percent.

(1)	Consists of (A) prior to the offering, 43,565,137 shares held directly by Madison Dearborn Capital Partners V-A, L.P. (“MDP A”), 11,557,077 shares held directly by Madison Dearborn Capital Partners V-C, L.P. (“MDP C”), 437,743 shares held directly by Madison Dearborn Capital Partners V Executive-A, L.P. (“MDP Exec”) and 11,179,199 shares held directly by MDCP Co-Investors (CDW), L.P. (“MDP Co-Investor”), (B) after the offering assuming no exercise of the underwriters’ option, 38,680,803 shares held directly by MDP A, 10,261,348 shares held directly by MDP C, 388,665 shares held directly by MDP Exec and 9,925,836 shares held directly by MDP Co-Investor and (C) after the offering assuming full exercise of the underwriters’ option, 37,921,416 shares held directly by MDP A, 10,059,896 shares held directly by MDP C, 381,035 shares held directly by MDP Exec and 9,730,971 shares held directly by MDP Co-Investor. As the sole members of a limited partner committee of MDP V that has the power, acting by majority vote, to vote or dispose of the shares directly held by MDP A, MDP C, MDP Exec and MDP Co-Investor, Paul J. Finnegan and Samuel M. Mencoff may be deemed to have shared voting and investment power over such shares. Each of Messrs. Finnegan and Mencoff and MDP V hereby disclaims any beneficial ownership of any shares held by MDP A, MDP C, MDP Exec and MDP Co-Investor except to the extent of his pecuniary interest therein. The address for the Madison Dearborn entities and persons is Three First National Plaza, 70 W. Madison Street, Suite 4600, Chicago, Illinois, 60602.

(2)	Consists of (A) prior to the offering, 37,386,703 shares held directly by Providence Equity Partners VI L.P. (“PEP VI”), 12,861,472 shares held directly by Providence Equity Partners VI-A L.P. (“PEP VI-A”) and 8,759,235 shares held directly by PEP Co-Investors (CDW) L.P. (“PEP Co-Investor”) (B) after the offering assuming no exercise of the underwriters’ option, 33,195,067 shares held directly by PEP VI, 11,419,500 shares held directly by PEP VI-A and 7,777,188 shares held directly by PEP Co-Investor and (C) after the offering assuming full exercise of the underwriters’ option, 32,543,376 shares held directly by PEP VI, 11,195,311 shares held directly by PEP VI-A, and 7,624,505 shares held directly by PEP Co-Investor. The shares held by PEP VI, PEP VI-A and PEP Co-Investor may be deemed to be beneficially owned by Providence Equity GP VI L.P. (“PEP GP”), the general partner of PEP VI, PEP VI-A and PEP Co-Investor and Providence Equity Partners VI L.L.C. (“PEP LLC”), the general partner of PEP GP. Messrs. Jonathan Nelson, Glenn Creamer and Paul Salem are members of PEP LLC and may be deemed to have shared voting and investment power over such shares. Each of PEP LLC, PEP GP, and Messrs. Nelson, Creamer and Salem hereby disclaims any beneficial ownership of any shares held by PEP VI, PEP VI-A and PEP Co-Investor except to the extent of any pecuniary interest therein. The address for the Providence Equity entities and persons is 50 Kennedy Plaza, 18th Floor, Providence, Rhode Island 02903.

(3)	Consists of (A) prior to the offering, 2,946,625 shares held by Mr. Edwardson, 528,134 shares held by the Edwardson Family Foundation and 1,083,350 shares held by Whispering Pines Capital LLC, (B) after the offering assuming no exercise of the underwriters’ option, 2,946,625 shares held by Mr. Edwardson, 0 shares held by the Edwardson Family Foundation and 1,083,350 shares held by Whispering Pines Capital LLC and (C) after the offering assuming full exercise of the underwriters’ option, 2,946,625 shares held by Mr. Edwardson, 0 shares held by the Edwardson Family Foundation and 1,083,350 shares held by Whispering Pines Capital LLC. Such shares are deemed to be beneficially owned by Mr. Edwardson. Also includes beneficial ownership of 123,012 shares held by Mr. Edwardson that may be acquired within 60 days of October 31, 2013. Mr. Edwardson retired as our chief executive officer effective October 1, 2011 and continued to serve as chairman of our board of directors through December 31, 2012.

(4)	Includes beneficial ownership of 12,255 shares held by Mr. Berger that may be acquired within 60 days of October 31, 2013.

(5)	Includes beneficial ownership of 16,970 shares held by Mr. Eckrote that may be acquired within 60 days of October 31, 2013.

(6)	Includes beneficial ownership of 12,541 shares held by Ms. Leahy that may be acquired within 60 days of October 31, 2013.

(7)	Includes beneficial ownership of 11,317 shares held by Ms. Rother that may be acquired within 60 days of October 31, 2013.

(8)	Includes beneficial ownership of 12,420 shares held by Mr. Stevens that may be acquired within 60 days of October 31, 2013.

(9)	Includes beneficial ownership of 8,858 shares held by Mr. Troka that may be acquired within 60 days of October 31, 2013.

(10)	Consists of (A) prior to the offering, 104,524 shares held by Ms. Ziegler, 21,065 shares held by the Mark A. Orloff Irrevocable Trust, the assets of which trust are pledged to secure a loan incurred by the trust, 39,121 shares held by the Ann E. Ziegler IRA Northern Trust Bank and 314,533 shares held by the Ann E. Ziegler 2012 Gift Trust, (B) after the offering assuming no exercise of the underwriters’ option, 104,524 shares held by Ms. Ziegler, 0 shares held by the Mark A. Orloff Irrevocable Trust, 39,121 shares held by the Ann E. Ziegler IRA Northern Trust Bank and 270,089 shares held by the Ann E. Ziegler 2012 Gift Trust and (C) after the offering assuming full exercise of the underwriters’ option, 104,524 shares held by Ms. Ziegler, 0 shares held by the Mark A. Orloff Irrevocable Trust, 39,121 shares held by the Ann E. Ziegler IRA Northern Trust Bank and 259,904 shares held by the Ann E. Ziegler 2012 Gift Trust. Also includes beneficial ownership of 17,221 shares held by Ms. Ziegler that may be acquired within 60 days of October 31, 2013.

Certain transactions and relationships with the selling stockholders

Management services agreement

Prior to our initial public offering in June 2013, we were party to a management services agreement with affiliates of the Sponsors (the “Management Services Agreement”) pursuant to which they provided us with management and consulting services and financial and other advisory services. Pursuant to such agreement, the Sponsors earned an annual advisory fee of $5 million, payment of which was subject to certain restrictions contained in our credit agreements, and were entitled to reimbursement of out-of-pocket expenses incurred in connection with the provision of such services. Additionally, the Sponsors were entitled to certain fees based on the amount of any future equity or debt financing for us that was arranged by them. The Management Services Agreement included customary indemnification provisions in favor of the Sponsors.

In connection with our initial public offering, the parties terminated the Management Services Agreement. In connection with such termination we paid affiliates of the Sponsors a termination fee of $24.4 million. Following the termination of the Management Services Agreement, the Sponsors continue to provide mutually agreeable management support services to us without payment of any additional consideration.

Registration rights agreement

We have entered into a registration rights agreement with the Sponsors, certain executives and certain other co-investors (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Sponsors have the right to require us to register all or any portion of their shares under the Securities Act on Form S-1 or Form S-3, at our expense. The Sponsors are entitled to request up to four long-form registrations (provided the aggregate offering value of the shares registered in any such registration equals at least $200 million) and an unlimited number of short-form registrations (provided the aggregate offering value of the shares registered in any such registration equals at least $50 million). Additionally, the executives who are party to the Registration Rights Agreement are entitled to request the inclusion of their registrable securities in any such registration statement at our expense. The aforementioned registration rights are subject to standard underwriter cutbacks and other customary limitations.

In addition, if we propose to file a registration statement in connection with a public offering of our common stock or other equity securities, then, subject to certain limited exceptions, the Sponsors and each other holder of registrable securities under the Registration Rights Agreement are entitled to piggyback registration rights pursuant to which we are required to include in such registration such number of securities as they may request. These piggyback registration rights are also subject to customary cutbacks and other limitations.

The Registration Rights Agreement includes a holdback agreement pursuant to which each holder of registrable securities is prohibited from engaging in any public sale or distribution (including sales pursuant to Rule 144) of any of our equity securities, or securities convertible into or exchangeable or exercisable for such equity securities, during the seven days prior to and the 180-day period beginning on the effective date of the initial public offering or during the seven days prior to and the 90-day period beginning on the effective date of any underwritten demand registration or piggyback registration, unless the underwriters otherwise agree in writing. If (i) we issue an earnings release or other material news or a material event relating to us occurs during the final 17 days of such holdback period or (ii) prior to the expiration of such holdback period, we announce that we will release earnings results during the 16-day period beginning upon the expiration of such holdback period, then the holdback period may be extended until 18 days after the earnings release or the occurrence of the material news or event, as the case may be.

Stockholders agreement

In connection with our initial public offering, we entered into a stockholders agreement (the “Stockholders Agreement”) with the Sponsors and all of our executive officers (the “Management Holders”). The Stockholders Agreement provides that, for a period of three years following the completion of the initial public offering (or, if sooner, such time as the Sponsors no longer hold any shares of our common stock), a Management Holder will only sell shares of common stock contemporaneously with, or shortly following, sales of common stock by one or both Sponsors in either a public or private sale to unaffiliated third parties. In connection with any such sale by one or both Sponsors, a Management Holder is generally entitled to sell up to a number of shares of our common stock equal to the aggregate number of shares of common stock held by such Management Holder multiplied by a fraction, the numerator of which is the aggregate number of shares being sold by the Sponsors in such sale and the denominator of which is the aggregate number of shares of common stock held by the Sponsors immediately prior to such sale. In the event that a Management Holder elects not to, or is unable to, sell shares of common stock at the time of a sale by one or more Sponsors, such Management Holder shall be entitled to sell in connection with any future sale by one or more Sponsors the amount such Management Holder did not sell in connection with any prior sales. The restrictions on transfer are no longer binding on a Management Holder at such time as the Management Holder is no longer employed by us.

Other transactions

Madison Dearborn and Providence Equity are private equity firms that have investments in companies that purchase products or services from, or provide products and services to, us. From time to time, Madison Dearborn and Providence Equity also directly purchase products or services from us. We believe that such transactions are entered into in the ordinary course of business on terms no less favorable to us than terms that could have been reached with an unaffiliated third party.

Description of capital stock

The following summary of certain provisions of our capital stock does not purport to be complete and is subject to our amended and restated certificate of incorporation, our amended and restated bylaws and provisions of applicable law. Copies of our amended and restated certificate of incorporation and amended and restated bylaws are incorporated by reference into the registration statement, of which this prospectus is a part.

Authorized capitalization

As of the date of this offering, our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of undesignated preferred stock, par value $0.01 per share. We currently have 171,957,419 shares of common stock and no shares of preferred stock outstanding. The number of shares of our common stock authorized or outstanding will be unaffected by this offering.

Common stock voting rights

Each holder of our common stock is entitled to one vote per share on each matter submitted to a vote of stockholders. Our amended and restated bylaws provide that the presence, in person or by proxy, of holders of shares representing a majority of the outstanding shares of capital stock entitled to vote at a stockholders’ meeting shall constitute a quorum. When a quorum is present, the affirmative vote of a majority of the votes cast is required to take action, unless otherwise specified by law or our amended and restated certificate of incorporation, and except for the election of directors, which is determined by a plurality vote. There are no cumulative voting rights.

Common stock dividend rights

Each holder of shares of our capital stock is entitled to receive such dividends and other distributions in cash, stock or property as may be declared by our board of directors from time to time out of our assets or funds legally available for dividends or other distributions. See “Dividend policy.” These rights are subject to the preferential rights of any other class or series of our preferred stock that we may designate and issue in the future.

The General Corporation Law of the State of Delaware (the “DGCL”) permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our results of operations, financial condition, business prospects, capital requirements, contractual restrictions, any potential indebtedness we may incur, the provisions of Delaware law affecting the payment of distributions to stockholders, tax considerations and other factors that our board of directors deems relevant. In addition, our ability to pay dividends on our common stock will be limited by restrictions on our ability to pay dividends or make distributions to our stockholders and on the ability of our subsidiaries to pay dividends or make distributions to us, in each case, under the terms of our current and any future agreements governing our indebtedness.

We expect to pay a quarterly cash dividend on our common stock of $0.0425 per share, or $0.17 per annum. The initial quarterly cash dividend of $0.0425 per share will be paid on December 2, 2013 to all common stockholders of record as of the close of business on November 15, 2013. Accordingly, investors in this offering will not be entitled to receive the initial quarterly dividend. The payment of such dividends in quarters beyond the fourth quarter of 2013 remains at the discretion of our board of directors. See “Dividend policy.”

Other rights

Each holder of common stock is subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock that we may designate and issue in the future. Holders of common stock will have no preemptive, conversion or other rights to subscribe for additional shares.

Liquidation rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Preferred stock

Our board of directors has the authority to issue shares of preferred stock from time to time on terms it may determine, to divide shares of preferred stock into one or more series and to fix the designations, preferences, privileges and restrictions of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of any series to the fullest extent permitted by the DGCL. The issuance of our preferred stock could have the effect of decreasing the trading price of our common stock, restricting dividends on our capital stock, diluting the voting power of our common stock, impairing the liquidation rights of our capital stock, or delaying or preventing a change in control of our company. At present, we have no plans to issue preferred stock.

Anti-takeover effects of our amended and restated certificate of incorporation and amended and restated bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the board of directors the power to discourage acquisitions that some stockholders may favor.

Undesignated preferred stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Classified board of directors

Our amended and restated certificate of incorporation provides that our board of directors will be divided into three classes, with each class serving three-year staggered terms. In addition, directors serving on our classified board of directors may only be removed from the board of directors with cause and by an affirmative vote of two-thirds of our common stock. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Stockholder action by written consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of our stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation provides that any action required or permitted to be taken by our stockholders may be effected by written consent by such stockholders, until such time as the Sponsors cease to beneficially own 50% or more of our common stock.

Special meeting of stockholders and advance notice requirements for stockholder proposals

Our amended and restated certificate of incorporation and amended and restated bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by or at the direction of (i) our board of directors pursuant to a written resolution adopted by the affirmative vote of the majority of the total number of directors that the Company would have if there were no vacancies or (ii) until such time as the Sponsors cease to beneficially own 50% or more of our common stock, (a) the chairman or vice chairman of our board of directors, (b) our chief executive officer, (c) a majority of our board of directors through a special resolution or (d) the holders of at least 10% of our common stock.

In addition, our amended and restated bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice, in proper form to our secretary, of the stockholder’s intention to bring such business before the meeting.

These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of our outstanding voting securities.

Amendment to certificate of incorporation and bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated bylaws may be amended or repealed by a majority vote of our board of directors or, in addition to any other vote otherwise required by law, the affirmative vote of at least a majority of the voting power of our outstanding shares of common stock. Our amended and restated certificate of incorporation provides that the affirmative vote of at least two-thirds of the voting power of the outstanding shares of capital stock entitled to vote on the adoption, alteration, amendment or repeal of our amended and restated certificate of incorporation, voting as a single class, is required to amend or repeal or to adopt any provision inconsistent with the “Stockholder action by written consent,” “Special meetings of stockholders and advance notice requirements for stockholder proposals,” “Amendments to certificate of incorporation and bylaws” and “Business combinations with interested stockholders” provisions contained in our amended and restated certificate of incorporation. These provisions may have the effect of deferring, delaying or discouraging the removal of any anti-takeover defenses provided for in our amended and restated certificate of incorporation and our amended and restated bylaws. Our amended and restated certificate of incorporation also provides that the provision of our amended and restated certificate of incorporation that deals with corporate opportunity may only be amended, altered or repealed by a vote of 80% of the voting power of our then-outstanding capital stock entitled to vote generally in the election of directors, voting as a single class.

Business combinations with interested stockholders

We elect in our amended and restated certificate of incorporation not to be subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we will not be subject to any anti-takeover effects of Section 203. However, our amended and restated certificate of incorporation contains provisions that have substantially the same effect as Section 203, except that they will provide that any persons to whom the Sponsors sell their common stock will be deemed to have been approved by our board of directors, and thereby not subject to the restrictions set forth in Section 203.

Corporate opportunity

Our amended and restated certificate of incorporation provides that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may from time to time be presented to the Sponsors or any of their officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than us and our subsidiaries) and that may be a business opportunity for the Sponsors, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. No such person will be liable to us for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person, acting in good faith, pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us unless, in the case of any such person who is our director or officer, any such business opportunity is expressly offered to such director or officer solely in his or her capacity as our director or officer. Neither the Sponsors nor any of their representatives has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our subsidiaries.

Exclusive jurisdiction of certain actions

Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law, that derivative actions brought in the name of the Company, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar exclusive jurisdiction provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the exclusive jurisdiction provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action.

Transfer agent and registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, New York 11219.

Listing

Our shares of common stock are listed on the NASDAQ Global Select Market under the trading symbol “CDW.”

Shares eligible for future sale

Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock.

Sale of restricted shares

Immediately prior to and upon the completion of this offering, we will have 171,957,419 shares of common stock outstanding based on the number of shares of our common stock outstanding on October 31, 2013. Of these shares of common stock, the 26,737,500 shares of common stock sold in our initial public offering, the 15,000,000 shares of common stock being sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction under the Securities Act, except for any such shares which may be acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act (“Rule 144”), which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining shares of our common stock, to the extent not previously sold pursuant to an exemption from registration, will be “restricted securities,” as that term is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 and Rule 701 under the Securities Act, which rules are summarized below.

Rule 144

In general, under Rule 144, a person who was not one of our affiliates at any time during the three months preceding a sale may sell shares of our common stock beneficially held upon the earlier of (1) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and have filed all required reports for at least 90 days prior to the date of the sale, or (2) the expiration of a one-year holding period.

At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of either of the following:

•	1% of the number of shares of our common stock then outstanding, which will equal 1,719,574 shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the NASDAQ Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

Sales under Rule 144 by our affiliates are also subject to manner-of-sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general and subject to certain vesting restrictions and the expiration of the applicable lock-up restrictions, under Rule 701 promulgated under the Securities Act, any of our employees, directors or officers who purchased shares from us in connection with a qualified compensatory stock or option plan or other written agreement before the effective date of our initial public offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 subject to the availability of current public information about us. If such person is not an affiliate, the sale may be made under Rule 144 without compliance with the holding periods of Rule 144 and subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Stock plans

We have filed a registration statement on Form S-8 under the Securities Act to register shares of our common stock issued and reserved for issuance under the equity incentive plans we adopted in connection with our initial public offering. Shares registered under that registration statement are available for sale in the open market, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below and under “Underwriting.”

Lock-up agreements

Our directors, our executive officers and the selling stockholders (other than with respect to the shares offered hereby) have entered into lock-up agreements with the underwriters pursuant to which they have agreed, with limited exceptions, not to sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock without the prior written consent of J.P. Morgan Securities LLC for a period of 90 days after the date of this prospectus. These agreements are described under “Underwriting.”

Stockholders agreement

We have entered into the Stockholders Agreement with the Sponsors and the Management Holders. The Stockholders Agreement provides that, for a period of three years following our initial public offering (or, if sooner, such time as the Sponsors no longer hold any shares of our common stock), a Management Holder will only sell shares of common stock contemporaneously with, or shortly following, sales of common stock by one or both Sponsors in either a public or private sale to unaffiliated third parties.

Registration rights

Immediately following the completion of this offering, holders of approximately 121,000,000 shares of our common stock, or their transferees, will remain entitled to certain rights with respect to the registration of their shares under the Securities Act. Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration, subject to the expiration of the lock-up periods described under “Underwriting” in this prospectus.

Certain U.S. federal income and estate tax considerations for non-U.S. holders

Overview

For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of shares of our common stock that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust, but is not any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If any entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner of a partnership considering an investment in shares of our common stock, you should consult your own tax advisors.

This summary is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury regulations, rulings and other administrative pronouncements and judicial decisions, all as of the date hereof. Those authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law will not alter significantly the tax considerations described in this summary.

This summary does not address all aspects of U.S. federal income and estate taxation. This summary does not deal with the alternative minimum tax or other federal taxes (such as gift tax) or with foreign, state or local tax or tax treaty considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this summary does not describe the U.S. federal income tax consequences applicable to you if you are subject to special treatment under U.S. federal income tax laws (including if you are a U.S. expatriate, a financial institution, an insurance company, a tax-exempt organization, a trader, broker or dealer in securities or currencies, traders that elect to mark-to-market their securities, a “controlled foreign corporation,” a “passive foreign investment company,” an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes (or an investor in such a pass-through entity), a person who acquired shares of our common stock as compensation or otherwise in connection with the performance of services, or a person who has acquired shares of our common stock as part of a straddle, hedge, conversion transaction or other integrated investment).

We have not sought and do not expect to seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the ownership or disposition of shares of our common stock that differ from those discussed below.

This summary is for general information only and is not intended to constitute a complete description of all U.S. federal income and estate tax consequences for non-U.S. holders relating to the ownership and disposition of shares of our common stock. If you are considering the purchase of shares of our common stock, you should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the ownership and disposition of shares of our common stock, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other applicable taxing jurisdiction and any applicable tax treaty in light of your particular circumstances.

Dividends

In general, cash distributions on shares of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent any such distributions exceed both our current and our accumulated earnings and profits, they will first be treated as a return of capital reducing your tax basis in our common stock (determined on a share-by-share basis), but not below zero, and then will be treated as gain from the sale of stock as described below under “Gain on disposition of shares of common stock.”

Dividends paid to a non-U.S. holder generally will be subject to a U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States by a non-U.S. holder generally will not be subject to such withholding tax, provided certain certification and disclosure requirements are satisfied (including the provision of a properly completed IRS Form W-8ECI or other applicable substitute or successor form and any applicable attachments). Instead, unless an applicable income tax treaty provides otherwise, such dividends will generally be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. A corporate non-U.S. holder may be subject to an additional “branch profits tax” at a rate of 30% on its earnings and profits (subject to adjustments) that are effectively connected with its conduct of a U.S. trade or business (unless an applicable income tax treaty provides otherwise).

A non-U.S. holder of shares of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete IRS Form W-8BEN (or other applicable substitute or successor form and any applicable attachments) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if shares of our common stock are held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations.

A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on disposition of shares of common stock

Subject to the discussion below on backup withholding and FATCA withholding, any gain realized by a non-U.S. holder on the sale or other disposition of shares of our common stock generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held shares of our common stock (the “applicable period”).

In the case of a non-U.S. holder described in the first bullet point above, any gain generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code (unless an applicable income tax treaty provides otherwise), and a non-U.S. holder that is a foreign corporation may also be subject to the branch profits tax at a rate of 30% on its effectively connected earnings and profits (subject to adjustments), unless an applicable income tax treaty provides otherwise. Except as otherwise provided by an applicable income tax treaty, an individual non-U.S. holder described in the second bullet point above will be subject to a 30% tax on any gain derived from the sale, which may be offset by certain U.S. source capital losses.

We believe we are not currently a USRPHC and we do not anticipate becoming a USRPHC in the future. However, even if we are or become a USRPHC, so long as our common stock is regularly traded on an established securities market, a non-U.S. holder will be subject to U.S. federal income tax on any gain not otherwise taxable only if such non-U.S. holder actually or constructively owned more than 5% of our outstanding common stock at any time during the applicable period. If we are or become a USRPHC and you actually or constructively owned more than 5% of our common stock at any time during the specified testing period, you will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. You should consult your own tax advisor about the consequences that could result if we are, or become, a USRPHC.

Information reporting and backup withholding

The amount of dividends paid to each non-U.S. holder, and the tax withheld with respect to such dividends will be reported annually to the IRS and to each such holder. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides or is established under the provisions of an applicable income tax treaty or agreement.

A non-U.S. holder generally will be subject to backup withholding (currently at a rate of 28%) with respect to dividends paid to such holder unless such holder certifies under penalty of perjury that it is not a United States person (as defined under the Code) (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition by a non-U.S. holder of shares of our common stock within the United States or conducted through certain U.S.-related financial intermediaries unless such non-U.S. holder certifies under penalty of perjury that it is not a United States person (as defined under the Code), and the payor does not have actual knowledge or reason to know that the non-U.S. holder is a United States person, or such non-U.S. holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Legislation affecting taxation of common stock held by or through foreign entities

In addition to the withholding described above, legislation enacted in 2010, along with regulations and administrative guidance, known as the Foreign Account Tax Compliance Act, or “FATCA,” generally imposes a withholding tax of 30% on dividend income from our common stock and on the gross proceeds of a sale or other disposition of our common stock, if the payments are made to a foreign entity, unless certain diligence, reporting, withholding and certification obligations and requirements are met. Recently finalized U.S. Treasury regulations and IRS official guidance delay the implementation of withholding under FATCA with respect to dividends until after June 30, 2014, and with respect to payments of gross proceeds until after December 31, 2016.

The withholding under FATCA may be avoided if (i) the foreign entity is a “foreign financial institution” (as defined in this legislation) and such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or (ii) the foreign entity is not a “foreign financial institution” and makes a certification identifying its substantial U.S. owners (as defined for this purpose) or makes a certification that such foreign entity does not have any substantial U.S. owners. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a non-U.S. holder of our common stock might be eligible for refunds or credits of such withholding taxes, and a non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits.

Non-U.S. holders should consult their own tax advisors regarding the implications of this legislation on their investment in our common stock.

U.S. federal estate tax

Shares of our common stock that are owned (or deemed to be owned) at the time of death by a non-U.S. holder who is an individual will be includable in such non-U.S. holder’s taxable estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

THE SUMMARY OF CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX AND TAX TREATY CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

Underwriting

The selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Barclays Capital Inc. and Goldman, Sachs & Co. are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase from the selling stockholders, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities LLC	4,050,000
Barclays Capital Inc.	3,150,000
Goldman, Sachs & Co.	3,150,000
Deutsche Bank Securities Inc.	1,500,000
Morgan Stanley & Co. LLC	1,500,000
Robert W. Baird & Co. Incorporated.	600,000
William Blair & Company, L.L.C.	300,000
Needham & Company, LLC	300,000
Stifel, Nicolaus & Company, Incorporated	300,000
Lebenthal & Co., LLC	75,000
The Williams Capital Group, L.P.	75,000

Total	15,000,000

The underwriters are committed to purchase all of the shares of common stock offered by the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.492 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $0.164 per share from the public offering price. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order, in whole or in part. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to purchase up to 2,250,000 additional shares of common stock from the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option. If any shares are purchased pursuant to this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to the selling stockholders per share of common stock. The underwriting fee is $0.82 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option exercise	With full option exercise

Per share	$0.82	$0.82
Total	$12,300,000	$14,145,000

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $700,000. The underwriters have agreed to reimburse us for certain out-of-pocket expenses incurred in connection with this offering.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing (other than filings on Form S-8 relating to our employee benefit plans), or (ii) enter into any swap or other agreement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC, for a period of 90 days after the date of this prospectus, subject to limited exceptions described below.

The restrictions described in the immediately preceding paragraph will not apply to: (a) the issuance by us of shares upon exercise of an option or other equity award issued pursuant to an equity incentive plan in effect on the date of this prospectus, (b) the grant of awards under equity incentive plans in effect on the date of this prospectus, (c) the filing of a registration statement on Form S-8 (or equivalent forms) in connection with an employee stock compensation plan or agreement in effect on the date of this prospectus, (d) the issuance of shares or other securities (including securities convertible into shares of common stock) in connection with the acquisition by us or any of our subsidiaries of the securities, businesses, properties or other assets of another person or entity or pursuant to any employee benefit plan assumed by us in connection with any such acquisition or (e) the issuance of shares or other securities (including securities convertible into shares of common stock) in connection with joint ventures, commercial relationships or other strategic transactions; provided that, in the case of clauses (d) and (e), the aggregate number of shares issued in all such acquisitions and transactions does not exceed 10%

of our outstanding common stock following the offering contemplated by this prospectus and any recipients of such shares agree to be subject to the restrictions described in the immediately following paragraph.

Our directors, our executive officers and the selling stockholders (other than with respect to the shares offered hereby) have entered into lock-up agreements with the underwriters pursuant to which each of these persons or entities for a period of 90 days after the date of this prospectus, have agreed not to, without the prior written consent of J.P. Morgan Securities LLC (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock, subject to limited exceptions described below.

The restrictions described in the immediately preceding paragraph will not apply to transactions relating to: (a) the shares to be sold pursuant to this prospectus; (b) shares of common stock acquired in open market transactions after the completion of the offering contemplated by this prospectus, provided that no filing under the Exchange Act or other public announcement is required or is made voluntarily in connection with subsequent sales of such shares; (c) transfers or distributions of shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock (i) to an immediate family member or a trust formed for the benefit of an immediate family member, (ii) as a bona fide gift or gifts or by will or intestacy, (iii) in the case of a trust, to a trustor or beneficiary of the trust, or (iii) in the case of a corporation, limited liability company, partnership or other business entity (y) to another corporation, limited liability company, partnership or other business entity that is an affiliate of and controls or is controlled by such corporation, limited liability company, partnership or other business entity or (z) as part of a disposition, transfer, distribution or liquidation without consideration by such corporation, limited liability company, partnership or other business entity to its equity holders (including without limitation stockholders, unitholders, members or partners); provided that in the case of any transfer or distribution pursuant to clause (c), each donee or distributee agrees to be subject to the restrictions described in the immediately preceding paragraph; (d) the establishment of a trading plan meeting the requirements of Rule 10b5-1 under the Exchange Act, provided that no sales of common stock may occur under such plan and no public disclosure of any such action is required or is made voluntarily by any person prior to the expiration of the 90-day period referred to above; (e) the exercise of options to purchase shares of common stock pursuant to employee benefit plans disclosed in this prospectus, provided that any such shares of common stock received upon such exercise will be subject to the restrictions described in the immediately preceding paragraph; and (f) any transfers pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of our common stock involving a change of control of us

(including voting in favor of any such transaction or taking any other action in connection with such transaction), provided that in the event that the tender offer, merger, consolidation or other such transaction is not completed, such shares of common stock will remain subject to the restrictions described in the immediately preceding paragraph.

In addition, the selling stockholders entered into 180-day lock-up agreements with J.P. Morgan Securities LLC in connection with our initial public offering. J.P. Morgan Securities LLC has agreed to waive compliance with those lock-up agreements with respect to the shares of common stock to be sold by the selling stockholders in this offering. In addition, effective 15 days following the closing of this offering, J.P. Morgan Securities LLC has agreed to waive compliance with lock-up agreements entered into by certain of our other non-executive officers and coworkers in connection with our initial public offering with respect to 458,918 shares of common stock owned by them, representing the number of vested and unvested shares of common stock owned by them equivalent to the percentage ownership of the shares of common stock being sold by the Sponsors in this offering.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

The shares of our common stock are listed on the NASDAQ Global Select Market under the symbol “CDW.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or slowing a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position. Prior to purchasing the common stock being offered pursuant to the prospectus dated November 8, 2013, on November 13, 2013, one of the underwriters purchased, on behalf of the syndicate, 27,335 shares of common stock at a price of $20.70 per share in stabilizing transactions.

The underwriters have advised us and the selling stockholders that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

The initial public offering price will be determined by negotiations among the selling stockholders and the representatives of the underwriters. In determining the public offering price, the selling stockholders and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and the selling stockholders.

An active trading market may not develop for our common shares. It is also possible that, after the offering, the shares will not trade in the public market at or above the public offering price.

Other than in the United States, no action has been taken by us, the selling stockholders or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed (i) at persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) to high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to prospective investors in the United Kingdom

Each underwriter has agreed that: (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) was implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•

in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to prospective investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to prospective investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to prospective investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to

Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to prospective investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (DFSA). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Other relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, treasury services, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. Affiliates of certain underwriters act in various capacities under our senior credit facilities and have received and will receive fees from us in the future. Under our existing senior secured asset-based revolving credit facility, affiliates of J.P. Morgan Securities LLC serve as lender, administrative agent, joint lead arranger and joint bookrunner; affiliates of Barclays Capital Inc. serve as lender, joint bookrunner and co-documentation agent; affiliates of Morgan Stanley & Co. LLC serve as lender, joint bookrunner and co-documentation agent; and affiliates of Deutsche Bank Securities Inc. serve as lender, joint lead arranger, joint bookrunner, co-collateral agent and syndication agent. Under our senior secured term loan facility, affiliates of Barclays Capital Inc. serve as lender, administrative agent, collateral agent, joint lead arranger and joint bookrunner; affiliates of Morgan Stanley & Co. LLC serve as joint lead arranger, joint bookrunner and co-syndication agent; affiliates of J.P. Morgan Securities LLC serve as joint lead arranger, joint bookrunner and co-syndication agent; affiliates of Goldman, Sachs & Co. serve as joint lead arranger, joint bookrunner and co-documentation agent; and affiliates of Deutsche Bank Securities Inc. serve as joint lead arranger, joint bookrunner and co-documentation agent. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

In October 2007 and December 2007, affiliates of J.P. Morgan Securities LLC, one of the underwriters, invested in the Class A units of CDW Holdings LLC, our former parent company, through co-investment funds affiliated with the Sponsors. In connection with our initial public offering, CDW Holdings LLC distributed our common stock to its unitholders, including the co-investment funds affiliated with the Sponsors in which affiliates of J.P. Morgan Securities LLC have invested, and was subsequently liquidated. The affiliates of J.P. Morgan Securities LLC invested an aggregate of $78.159 million, which represents beneficial ownership of approximately 3% of our outstanding common stock as of the date of this prospectus.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may, at any time, hold, or recommend to clients that they acquire long and/or short positions in such securities and instruments.

Solebury consulting relationship

Pursuant to an engagement agreement, we engaged Solebury Capital LLC (“Solebury”), a FINRA member, to provide certain financial consulting services (which do not include underwriting services) in connection with this offering. We agreed to pay Solebury, only upon successful completion of this offering, a fee of $200,000, plus an incentive fee of up to $50,000 payable at our sole discretion. We also agreed to reimburse Solebury for reasonable and documented out-of-pocket expenses up to a maximum of $25,000 and have provided indemnification of Solebury pursuant to the engagement agreement.

Solebury’s services include but are not limited to advice with respect to selection of underwriters for this offering, deal structure, fees and economics, distribution strategy, investor targeting, marketing message development, book-building, deal size and pricing and share allocations. Solebury is not acting as an underwriter and has no contact with any public or institutional investor on behalf of us or the underwriters. In addition, Solebury will not underwrite or purchase any of our common stock in this offering or otherwise participate in any such undertaking.

Legal matters

Certain legal matters with regard to the validity of the shares of common stock offered in connection with this offering have been passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois. Some of the partners of Kirkland & Ellis LLP are, through various entities, investors in investment funds affiliated with Madison Dearborn. Kirkland & Ellis LLP also represents entities affiliated with Madison Dearborn in connection with various legal matters. Certain legal matters have been passed upon for the underwriters by Winston & Strawn LLP, Chicago, Illinois.

Experts

The consolidated financial statements of the Company as of December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012 and December 31, 2011 included in the Annual Report on Form 10-K/A for the year ended December 31, 2012, which is incorporated by reference in this prospectus, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, and have been so incorporated by reference in reliance on such report given on the authority of such firm as experts in auditing and accounting.

The consolidated financial statements of the Company for the year ended December 31, 2010 incorporated in this prospectus by reference to the Annual Report on Form 10-K/A for the year ended December 31, 2012 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where you can find more information

We file annual, quarterly and special reports and other information with the SEC. In addition, we have filed with the SEC a Registration Statement on Form S-3 relating to the securities covered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all the information that is included in the registration statement. You will find additional information about us in the registration statement and the exhibits and schedules filed therewith and in our reports and other information incorporated by reference herein. Any statements made in this prospectus concerning the provisions of legal documents are not necessarily complete and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter. You can inspect and copy our reports, future proxy statements and other information filed with the SEC, the Registration Statement on Form S-3 and the exhibits thereto at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. You can obtain copies of these materials from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings will also be available to you on the SEC’s website at http://www.sec.gov and through the Nasdaq Global Select Market, 165 Broadway, New York, New York 10006, on which our common stock is listed. We maintain a website at http://www.cdw.com. You may access our recent Registration Statement on Form S-1 and our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed pursuant to Sections 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Except for the information incorporated by reference as noted below, our website and the information contained on that site, or connected to that site, are not incorporated into and are not a part of this prospectus.

Incorporation of certain information by reference

The SEC allows the “incorporation by reference” of the information filed by us with the SEC into this prospectus, which means that important information can be disclosed to you by referring you to those documents and those documents will be considered part of this prospectus. Information that we file later with the SEC will automatically update and supersede the previously filed information. The documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than portions of these documents deemed to be “furnished” or not deemed to be “filed,” including the portions of these documents that are either (1) described in paragraphs (d)(1), (d)(2), (d)(3) or (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K, including any exhibits included with such Items) are incorporated by reference herein:

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Our Annual Report on Form 10-K for the year ended December 31, 2012 filed on March 8, 2013, as amended and restated by our amended Annual Report on Form 10-K/A for the year ended December 31, 2012 filed on November 8, 2013.

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 filed on May 9, 2013.

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 filed on August 12, 2013.

•	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 filed on November 7, 2013.

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Our Current Reports on Form 8-K filed on February 6, 2013, May 1, 2013, May 31, 2013, June 18, 201, July 2, 2013, August 1, 2013, September 18, 2013 and, with respect to Item 8.01 only, November 1, 2013.

•

The description of our common stock, par value $0.01 per share, as contained in the Registration Statement on Form S-1 (File No. 333-187472), originally filed with the SEC on March 22, 2013 including any amendment or report filed for the purpose of updating such description.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Our Commission File Number is 001-35985.

If you make a request for such information in writing or by telephone, we will provide you, without charge, a copy of any or all of the information incorporated by reference into this prospectus. Any such request should be directed to:

CDW Corporation

200 N. Milwaukee Avenue

Vernon Hills, Illinois 60061

(847) 465-6000

Attention: Investor Relations

15,000,000 shares

CDW Corporation

Common Stock

Prospectus

J.P. Morgan	Barclays	Goldman, Sachs & Co.
Deutsche Bank Securities		Morgan Stanley
Baird
William Blair	Needham & Company	Stifel
Lebenthal Capital Markets		The Williams Capital Group, L.P.

November 13, 2013

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date of this prospectus. We are not making an offer of these securities in any state where the offer is not permitted.